UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the period ended June 30, 2017

UNATION, LLC

(Exact name of registrant as specified in its charter)

Delaware	27-2819085
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12802 Tampa Oaks Blvd, Suite 405 Tampa, FL	33637
(Address of principal executive offices)	(Zip Code)

(813) 349-2020
Registrant’s telephone number, including area code

Series C Non-Voting Membership Units
(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, the terms “UNATION, LLC”, “UNATION”, “the company”, or “we” refers to UNATION, LLC and its subsidiary, UNATION Technologies, LLC, on a consolidated basis.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

- ii -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our offering circular filed on June 8, 2017. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Results of Operations

The UNATION App (the “App”) is free to download for any user. Our business model is to generate revenue primarily from taking a percentage of ticket sales and from advertising on the App.

As of June 30, 2017, we have continued to be in our developmental stages of operations, having only generated nominal revenue tied to our core operations. For the period ended June 30, 2017, our revenues from operations amounted to $725. Our mid-year revenues for 2017 are in line with our full year revenues for 2016 and 2015, which amounted to $1,972 and $1,544. respectively. As stated in the offering circular filed on June 8, 2017, our revenues will continue to be nominal until we have grown our user base and begin receiving revenues for the promotion and ticketing of events.

Our principal expenses consist of development costs of the App. For this first half of 2017, we incurred expenses of $343,500 related to the development of the App. This represents an increase in development expenses compared to the first half of 2016 and 2015, which for the full year we incurred expenses of $460,436 and $492,652, respectively. This change is the result of the Company no longer capitalizing the cost of development of the App and instead reflecting those development costs as immediate expenses, as reflected in Note B.6. to our financial statements. As a result of this change in accounting policies, which took effect on January 1, 2017, the corresponding recognized asset value of the App has been reduced from $4,856,699 as of December 31, 2016 to $4,525,255, reflecting the impact of depreciation of $331,444 and no additional capitalization. For the first half of 2017, we also recorded a sub-contractor expense of $166,300, reflecting the amounts paid to contractors performing day-to-day functions of the Company. These contracts were responsible for event curation in Key West, Miami, Tampa Bay, Orlando, Atlanta and Nashville, as well as content creation for our paid social ads. Our contractor expense also includes our College Initiative efforts.

In the first half of 2017, we have significantly increased our marketing efforts for the App. For the year end December 31, 2016, we only spent $51,761 on marketing of the App, $51,123 of which was incurred as of June 30, 2016. In 2017, we spent approximately $50,000 in the first quarter and another $145,000 in the second quarter on marketing for a mid-year total of $195,148. The primary focus of our marketing expenditures has been for user acquisition. Marketing platforms we have used include Facebook and Instagram. We have experienced significant user growth as a result of these efforts, including the successful completion of our One Million Users in 100 Days campaign, which is described in more detail below.

During the first half of 2017, we also experienced significant legal and professional fees as a result of our offering under Regulation A of the Securities Act, as well as significant depreciation expenses. These totals were $43,439 and $331,444 respectively. An additional notable expense for the first half of 2017 was an interest expense of $302,263 that came due on the outstanding loan with Marquesas Capital Partners.

As we continue to operate in the development stage of the Company, our management continues to receive limited compensation from the Company. Only two of our officers, Georges Beardsley and Jody Clermont are directly compensated by the Company. That compensation amounted to $73,000 for the first half of 2017. As of June 30, 2016, compensation amounted to $69,000, and for the year end 2016 and 2015, those totals were $136,000 and $89,000, respectively.

The result of the foregoing is that we incurred a net loss of $1,533,571 for the first half of 2017. For comparison, our net less as of June 30, 2016 was $700,403 with full year net loss for 2016 and 2015 as $1,617,310 and $1,667,675, respectively.

Liquidity and Capital Resources

As of June 30, 2017, the Company’s cash and cash equivalents on hand of $65,356, down from $260,349 at year end 2016. Our cash on hand and cash equivalents comprises the entirety of the Company’s current assets, which is not sufficient to cover our current accounts payable, which stood at $690,140 as of June 30, 2017. The Company has accrued $100,000 in a litigation reserve to defray costs of unexpected lawsuits. We categorize this reserve as a current liability.

As noted above, our six month development expenses as of June 30, 2017 have been greater than originally anticipated over the time period as a result of the decision to quantify costs as immediate expenses rather than a capitalized asset. We still expect that by year end, that the Company will pay approximately $500,000 to its development team working on contract for the 12 months ending December 31, 2017, which is consistent with the amount paid in 2016 and 2015 of $460,436 and $492,652, respectively.

In order to meet our current liabilities and expenses as they become due, we have continued to raise funds from Marquesas Capital Partners and Members of the Company. For the period ended June 30, 2017, we received an additional $275,000 from Marquesas Capital Partners as part of a modification to our existing loan agreement that has included an extension of the maturity date to June 30, 2018. We also received $897,200 from Member Contributions. Over the course of 2016, the company raised $1,455,017 from accredited investors who purchased the Series B Units of the company. This amount was $2,275,443 in 2015. To date, the Company has demonstrated the ability to raise funds as needed.

In response to the outstanding invoices owed to our developers, we ended into a repayment agreement on July 5, 2017 requiring bi-monthly payment through December 15, 2017 to repay our outstanding balance of $433,100 plus 10% interest.

On September 30, 2016, we were qualified by the SEC to raise up to $30,000,000, with proceeds to the Company of $21,750,000 (which includes sales of up to $8.25 million by current securityholders), from investors in an offering of our Series C Membership Units under Regulation A under the Securities Act of 1933. We submitted a post-qualification amendment to the Regulation A offering to provide more current financial, performance, and operational information. The offering was requalified on June 30, 2017. To date, we have not received any funds from investors as a result of this offering.

Between the offerings of our Series B Units to accredited investors, and our Series C Units under Regulation A, and sales of debt notes, we believe we will be able to obtain sufficient capital to continue our operations. If required, we may also turn to Marquesas Capital Partners, LLC to request additional funds to be loaned to the company at the same terms as have been loaned previously.

While these sources of liquidity are potentially available, there can be no assurances that the Company will be able to raise funds from additional outside investors or from Marquesas Capital Partners.

Plan of Operations

In our offering statement filed on June 8, 2017, we identified our “One Million Users in 100 Days” campaign as a major undertaken to grow our user base. We succeeded in our efforts and reached 1,051,679 unique users as of June 30, 2017. This represents a gain of approximately 850,000 new users over the course of the 120 days leading up to the end of June. Since then, we have continued to employ the methods that were successful during that campaign and have acquired an additional 650,000 users for approximately 1.7 million total users as of the end of August 2017.

We are continuing the development of premium App services with a planned roll out of a premium version of the App in the first quarter 2018. For now, we are focusing on ticketing and event promotion as our core revenue sources going forward. For ticketing, we utilize a fixed fee based on the price of the ticket, from $0.99 for ticket prices up to $34.00, to $5.95 for ticket prices of at least $250.00. With regard to event promotion, we offer four pricing levels, Basic for $100, Pro for $250, Elite for $750, and Premium which is a customized price. Our promotion services provide event organizers with reach to potential attendees and a minimum number of visitors to their event pages. Organizers will pay a fee inside of the App to promote their event and promoted events would appear at the top of any user search for events in their area. We intend to fully-onboard a sales associate who will be responsible for promotion services and intend to engage in a larger marketing push surrounding this service in the fourth quarter 2017.

As of our offering statement of June 8, 2017, we identified that our goal would be to first saturate the market in Florida. With the success of the One Million Users in 100 Days we have gone ahead with expansions into Atlanta and Nashville markets that we first identified in our offering circular supplement dated October 1, 2016.

While we have not yet received any funds from our Regulation A offering, it is our belief that receiving the maximum amount will satisfy our cash requirements to engage in the anticipated expansion and development of services that will generate revenues for the Company.

Trend Information and Metrics

We care about three key metrics: activation, retention, and viral coefficient.

•	Activation: This metric tells us if the user follows the path we want them to follow, or “activates.” A user activates on UNATION by using the platform as intended, by doing things such as following an event, creating an event, following or creating a brand, etc.

•	Retention. This metric tells us how often the user comes back and uses the platform. This is extremely important, as a large number of users are only valuable if they are repeat users.

•	Viral Coefficient. This is perhaps the most important metric for us to track, as this tells us how “viral” our platform is becoming. The more viral, the cheaper it is for us to put millions of users on the platform.

The UNATION growth metrics for the period from April 2016 through August 2017 are as follows:

•	Activation: 60%

•	Retention (iOS, Android, and web app together): 45%

•	Viral coefficient: 0.25

We also measure user engagement, which is a measure of the amount of time spent in the App, and on which platform. When we launched our iPhone App in January 2015 and focused on just one city (Tampa), our average time on App for the iPhone increased to 11:15. In the first half of 2016, we introduced admin services to our web App so that users could create events on the desktop as well as through the App on mobile devices. As a result, user time in the mobile App per session has come down to 5:19 over the past 12 months as now most, if not all of event creation happens on the web App. As a lifestyle app, this figure is encouraging as the average session length which our users engage with the mobile App exceeds the average for lifestyle apps, which has been measures by Statista as being approximately 4:30.

Additionally, internally produced data indicates a recent increase in user growth of the App, especially in the second and third quarters of 2017, coinciding with recent digital marketing efforts. The following charts represent historical data that has not been audited and may not be indicative of future growth.

	UNATION Growth Metrics
	Month	Total Users	Monthly Change	Growth %
	April	61,308
	May	78,204	16,896	27.56%
	June	96,117	17,913	22.91%
	July	111,108	14,991	15.60%
2016	August	131,637	20,529	18.48%
	September	146,036	14,399	10.94%
	October	168,774	22,738	15.57%
	November	185,970	17,196	10.19%
	December	200,357	14,387	7.74%
	January	215,287	14,930	7.45%
	February	224,669	9,382	4.36%
	March	339,669	115,213	51.28%
2017	April	505,668	165,786	48.78%
	May	764,429	258,761	51.17%
	June	1,051,678	287,249	37.58%
	July	1,349,061	297,383	28.28%
	August	1,703,517	354,456	26.27%

Additional details regarding the months of March, April, and May concerning the growth versus marketing spend are as follows. Again, these figures are unaudited:

	Total Users	Monthly Change	Growth %	Digital Marketing Spend	Cost/User	Cost/App
March	339,669	115,213	51.28%	$13,866.08	$0.12	$1.54
April	505,668	165,786	48.78%	$20,528,27	$0.13	$1.32
May	764,429	258,761	51.17%	$37,195.61	$0.14	$1.57
June	1,051,678	287,249	37.58%	$40,368,04	$0.14	$1.30
July	1,349,061	297,383	28.28%	$46,491.97	$0.16	$2.07
August	1,703,517	354,456	26.27%	$54,301.79	$0.15	$2.13

Cost per user reflects the cost to bring in users across all platforms, including the web app. Cost per app reflects the cost per download of the App for iOS and Android. The above growth was achieved in three primary cities: Tampa, Orlando, and Miami. In the opinion of management, these figures validate our recent digital marketing efforts and represent user growth in excess of our expectations based on the marketing dollars spent. We intend to accelerate our spending on marketing going forward.

OTHER INFORMATION

Management of the Company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2017

The balance sheet of UNATION, LLC for the period ended June 30, 2017, and the consolidated statements of operations, changes in stockholders' equity, and cash flows of UNATION, LLC for such period have been included in this Semi-Annual Report.

UNATION, LLC

BALANCE SHEET

JUNE 30, 2017

ASSETS

Current Assets
Cash and Cash Equivalents	$65,356

Total Current Assets	65,356

Property and Equipment, Net	4,525,255

Other Assets
Intangible Assets, Net	10,597

Total Other Assets	10,597

Total Assets	$4,601,208

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts Payable	$690,140
Accrued Litigation Reserve	100,000

Total Current Liabilities	790,140

Long-Term Liabilities
Long-Term Note Payable	4,344,729
Accrued Interest	865,841

Total Long-Term Liabilities	5,210,570

Total Liabilities	6,000,710

Members' Equity	(1,399,502)

Total Liabilities and Members' Equity	$4,601,208

See accompanying notes to financial statements

UNATION, LLC

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2017

Revenues	$725

Cost of Operations
Development Cost	343,500
Marketing Expenses	195,148
Sub-Contractor Expense	166,300
Hosting Services	26,296
Software Subscriptions	7,084

Total Cost of Operations	738,328

Gross Loss	(737,603)

General and Administrative Expenses
Depreciation Expense	331,444
Management Fees	73,000
Legal and Professional Fees	43,439
Rent Expense	29,908
Other Expenses	7,208
Office Expenses	2,479
Travel Expense	2,323
Insurance Expense	2,323
Taxes and Licenses Expenses	984
Amortization Expense	597

Total General and Administrative Expenses	493,705

Other Expense
Interest Expense	302,263

Total Other Expense	302,263

Net Loss	$(1,533,571)

See accompanying notes to financial statements

UNATION, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED JUNE 30, 2017

Total

Balance, December 31, 2016	$(763,131)

Contributions	897,200

Net Loss	(1,533,571)

Balance, June 30, 2017	$(1,399,502)

See accompanying notes to financial statements

UNATION, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2017

Cash Flows from Operating Activities:
Net Loss	$(1,533,571)
Adjustments to Reconcile Net Loss to Net Cash
Used in Operating Activities:
Depreciation	331,444
Amortization	597
Increase (Decrease) in:
Accounts Payable	157,244
Accrued Interest Capitalized	(322,907)

Net Cash Used in Operating Activities	(1,367,193)

Cash Flows from Financing Activities
Net Change in Notes Payable	275,000
Contributions	897,200

Net Cash Provided by Financing Activities	1,172,200

Net Decrease in Cash	(194,993)

Cash at Beginning of Year	260,349

Cash at End of Year	$65,356

See accompanying notes to financial statements

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note A – Nature of Company

UNATION, LLC (a developmental stage Company) is organized as a Delaware Limited Liability Company. The intention of the Company is to operate as a social engagement Internet platform that will allow a business/brand or person to create meaningful and relevant events, built around their unique brand. Using the event structure, a business can more effectively identify and engage their best customers, while at the same time extend brand recognition by enabling the proper context of sharing and recommending to their customers’ relevant friends.

From an individual user perspective, the Company’s “network” makes it extremely easy to find something to do, while at the same time build relationships with people who share the same interest. Also, an individual user can create private “lifecycle” events, such as birthday parties, graduations, etc.  The power user can further leverage the Company’s technology to add tickets and registration to their event, while accessing robust administrative reporting features, such as “attendee reports,” “ticket reports,” “payment reports,” “check in reports,” and much more.  Users access the network through the proprietary owned iPhone App, Android App, Web App, and Check in App.

The Company currently maintains its corporate office in Tampa, Florida.

Note B – Summary of Significant Accounting Policies

1.	Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

2.	Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses. Actual results could vary from the estimates that were used.

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note B – Summary of Significant Accounting Policies – Continued

3.	Fair Value Measurement

The financial statements are prepared in accordance with US GAAP standards for all financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements or on a recurring basis (at least annually). The standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on a measurement date. The standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

4.	Fair Value of Financial Instruments

At June 30, 2017, the following methods, assumptions, and accounting principles are used to estimate the fair value of each of the following classes of financial instruments for which it was practical to estimate that value:

Cash - The carrying amount reported in the balance sheets approximates fair value because of the short maturity of those instruments.

Accounts Payable – The carrying amount reported in the balance sheets approximated fair value because of the short maturity of those instruments.

Long-Term Note Payable and Accrued Interest – The carrying value reported in the balance sheets approximates fair value due to market interest rates associated with the payable.

5.	Cash Accounts

For purposes of the statement of cash flows, cash includes cash held in bank accounts with maturities of three months or less. The financial instruments that potentially subject the Company to credit risk are the cash balances, that at times during the period ended June 30, 2017, may have exceeded the federally insured limit. However, the Company has not experienced and does not expect to incur any losses in such accounts.

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note B – Summary of Significant Accounting Policies – Continued

6.	Property and Equipment

Property and equipment are recorded at cost when acquired and are held for use. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. Improvements are capitalized and maintenance and repairs are charged to operations when incurred. Software developed is no longer being capitalized. Interest accrued on loans acquired to develop the software is also being capitalized under US GAAP requirements. See Note E. The lives used in computing depreciation are as follows:

Years

Computer Equipment	5
Software Acquired	3
Software Developed	15

Expenditures for maintenance, repairs, minor renewals, and betterments which do not improve or extend the useful life of the respective asset are expensed. All other expenditures for renewals and betterments are capitalized. The assets and related depreciation accounts are adjusted for property retirements and disposals with the resulting gain or loss included in income. Fully depreciated assets remain in the accounts until retired from service.

7.	Intangible Assets

In accordance with accounting standards, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. Intangible assets are being amortized over the life of the related asset, on a straight-line basis.

8.	Revenue Recognition

Revenue of the Company consists of advertising and ticketing percentages. The Company recognizes revenue when earned. The Company is still in the developmental stages and therefore have minimal revenues for the period ended June 30, 2017.

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note B – Summary of Significant Accounting Policies – Continued

9.	Advertising

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expense was $195,148 for the period ended June 30, 2017.

10.	Income Tax Status

The Company has elected to be taxed as a partnership under the regulations of the Internal Revenue Code. As such, the members are taxed individually on the Company's taxable income or loss. Therefore, no provision for income taxes is presented in these financial statements.

11.	Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a “more likely than not” threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a “cumulative probability assessment” that aggregates the estimated tax liability for all uncertain tax positions. The Company has identified its tax status as a pass-through entity as its only significant tax position; however, The Company has determined that such tax position does not result in an uncertainty requiring recognition.

The Company is not currently under examination by any taxing jurisdiction. The Company’s federal returns are generally open for examination for three years following the date filed.

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note B – Summary of Significant Accounting Policies – Continued

12.	Recent Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note C – Property and Equipment

A summary of the major classifications of property and equipment at June 30, 2017 consist of the following:

Computer Equipment	$66,485
Software Acquired	211,132
Software Developed	6,939,043
7,216,659
Less Accumulated Depreciation	(2,691,404)

$4,525,255

Note D – Intangible Assets

A summary of the major classifications of intangible assets at June 30, 2017 consist of the following:

Trademarks & Web Domains	$17,913

Less Accumulated Amortization	(7,316)

$10,597

Aggregate amortization expense is estimated as follows:

Year Ending
December 31,	Amount

2017	$1,194
2018	1,194
2019	1,194
2020	1,194
2021	1,194
Thereafter	4,627

$10,597

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note E – Long-Term Note Payable

At June 30, 2017, a note payable consisted of the following outstanding loan agreement from January 31, 2013, with its primary member, Marquesas Capital Partners, LLC also controlled by the Company’s Managers in the amount $2,500,000 accruing interest at a rate of 12%, with an original maturity date of January 31, 2015. The Loan was initially modified by a Modification Agreement that extended the maturity date to June 30, 2017. The Loan was modified again by a second Modification Agreement as of June 30, 2017, and extended the maturity date to June 30, 2018. No principal payments are required until maturity. The loan is secured by a blanket lien on all of the Company’s assets. The Loan, from its inception, has been at various times extended, had its terms modified and/or has been increased or decreased responsive to the needs for additional operating capital by the Company or the ability of the Company to retire, in part, some of the extensions of credit lent thereto. The Company plans to retire the note with proceeds from the Reg A+ capital raise. The balance outstanding on June 30, 2017 is:

Long- Term Note Payable	$4,344,729
Accrued Interest	865,841

$5,210,570

Note F – Members’ Equity

The Company’s equity interest is composed of four series of membership units. Series A (voting), Series B (restricted non-voting), Series B Profits Only (restricted non-voting) and Series C (non-voting).

On December 31, 2016, the Company declared a 10:1 unit split for all four series of membership units. Accordingly, the units presented below reflect the 10:1 split

The authorized and outstanding amounts of the respective membership units at June 30, 2017 are as follows:

	Authorized	Outstanding
Series A*	20,000,000	20,000,000
Series B**	40,000,000	27,807,610
Series B Profits Only ***	10,000,000	7,677,497
Series C****	3,000,000	-0-

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note F – Members’ Equity - Continued

*The Series A membership units have voting rights and also have a 10:1 conversion provision into Series C units as outlined in the Company’s Amended and Restated Operating Agreement. Additionally, all unissued Series B, Series B Profits Only and C units are also deemed to be owned by the Series A members.

**The Series B membership units are non-voting and have a transfer restriction pursuant to Article VIII of the Company’s Amended and Restated Operating Agreement. They do not have a 10:1 conversion provision by the Series A member. Additionally, all unissued Series B units are also deemed to be owned by the Series A member.

*** The Series B Profits Only membership units are non-voting and have a transfer restriction pursuant to Article VIII of the Company’s Amended and Restated Operating Agreement. They do not have a 10:1 conversion provision by the Series A members. Additionally, all unissued Series B Profits Only units are also deemed to be owned by the Series A member.

****The Series C membership units are non-voting but do not have a transfer restriction. They do have a 10:1 conversion provision by the Series A members as outlined in the Company’s Amended and Restated Operating Agreement. Additionally, all unissued Series C units are also deemed to be owned by the Series A members.

Note G – Related Parties

A related party, through direct ownership, manages the Company’s day to day operations and is paid a fee for these services. Another related party, through ownership, provides accounting services and is paid a fee for these services.

The Company’s majority member, Marquesas Capital Partners, LLC is also controlled by the Company’s Managers.

See Note E regarding Note Payable to related party.

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note H – Commitments and Contingencies

Litigation: From time to time, the Company may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. Except as set forth below, the Company is not currently aware of any such legal proceedings or claims that the Company believes will have a material adverse effect on the business, financial condition or operating results. Included in the Company’s financial statements is an accrued reserve management has estimated:

Accrued Litigation Reserve	$100,000

Note I – Risks and Uncertainties

In the normal course of business, the Company encounters economic risk, mainly comprised of credit and market risk. Credit risk is the risk of default on the Company’s accounts receivable balances from the customers’ inability or unwillingness to make contractually required payments. Market risk reflects the risk that conditions in which the Company sells its products could change such that a significant effect on the Company’s operations could occur.

Note J – Going Concern

The Company’s financial statements are prepared using generally accepted accounting principles in the United States, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. Because the Company has limited history and relatively few sales, no certainty of continuation can be stated. The accompanying financial statements for the period ended June 30, 2017 have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has suffered losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management is taking steps to raise additional funds to address its operating and financial cash requirements to continue operations. The Company’s ability to continue as a going concern is dependent upon raising additional funds through equity financing and generating revenue. There are no assurances the Company will receive the necessary funding or generate revenue necessary to fund operations. The financial statements contain no adjustments for the outcome of this uncertainty.

UNATION, LLC

Notes to Financial Statements

June 30, 2017

Note K – Subsequent Events

Management has evaluated subsequent events through August 27, 2017, the date on which the financial statements were available to be issued.

On July 5, 2017, the company signed an unsecured note in the amount of $433,100 representing the outstanding invoices thru May 31, 2017, with its primary software developer. The terms require bi-monthly payments thru December 15, 2017, including 10% interest, at which time the note will be fully paid.

The Company is not aware of any additional subsequent events which would require recognition or disclosure in the financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2016

The balance sheet of UNATION, LLC for the period ended June 30, 2016, and the consolidated statements of operations, changes in stockholders' equity, and cash flows of UNATION, LLC for such period have been included in this Semi-Annual Report.

UNATION, LLC

BALANCE SHEET

JUNE 30, 2016

ASSETS

Current Assets
Cash and Cash Equivalents	$302,956

Total Current Assets	302,956

Property and Equipment, Net	4,738,416

Other Assets
Intangible Assets, Net	11,791

Total Other Assets	11,791

Total Assets	$5,053,163

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts Payable	$379,047
Accrued Litigation Reserve	100,000

Total Current Liabilities	479,047

Long-Term Liabilities
Long-Term Note Payable	3,409,729
Accrued Interest	1,367,741

Total Long-Term Liabilities	4,777,470

Total Liabilities	5,256,517

Members' Equity	(203,354)

Total Liabilities and Members' Equity	$5,053,163

UNATION, LLC

STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2016

Revenues	$590

Cost of Operations
Contract Labor	232,995
Hosting Services	22,324
Software Subscriptions	8,299

Total Cost of Operations	263,618

Gross Loss	(263,028)

General and Administrative Expenses
Depreciation Expense	231,145
Management Fees	69,000
Advertising and Marketing Expense	51,123
Legal and Professional Fees	42,084
Rent Expense	28,782
Other Expenses	12,322
Office Expenses	2,322
Amortization Expense	597

Total General and Administrative Expenses	437,375

Net Loss	$(700,403)

UNATION, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

SIX MONTHS ENDED JUNE 30, 2016

Total

Balance, December 31, 2015	(600,838)

Contributions	1,097,887

Net Loss	(700,403)

Balance, June 30, 2016	$(203,354)

UNATION, LLC

STATEMENT OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2016

Cash Flows from Operating Activities:
Net Loss	$(700,403)
Adjustments to Reconcile Net Loss to Net Cash
Used in Operating Activities:
Depreciation	231,145
Amortization	597
Increase (Decrease) in:
Accounts Payable	125,436
Accrued Interest Capitalized	284,559

Net Cash Used in Operating Activities	(58,666)

Cash Flows from Investing Activities
Purchases of Property and Equipment	(760,224)

Net Used in Investing Activities	(760,224)

Cash Flows from Financing Activities
Contributions	1,097,887

Net Cash Provided by Financing Activities	1,097,887

Net Increase in Cash	278,997

Cash at Beginning of Year	23,959

Cash at End of Year	$302,956

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note A – Nature of Company

UNATION, LLC (a developmental stage Company) is organized as a Delaware Limited Liability Company. The intention of the Company is to operate as a social engagement Internet platform that will allow a business/brand or person to create meaningful and relevant events, built around their unique brand. Using the event structure, a business can more effectively identify and engage their best customers, while at the same time extend brand recognition by enabling the proper context of sharing and recommending to their customers’ relevant friends.

From an individual user perspective, the Company’s “network” makes it extremely easy to find something to do, while at the same time build relationships with people who share the same interest. Also, an individual user can create private “lifecycle” events, such as birthday parties, graduations, etc.  The power user can further leverage the Company’s technology to add tickets and registration to their event, while accessing robust administrative reporting features, such as “attendee reports,” “ticket reports,” “payment reports,” “check in reports,” and much more.  Users access the network through the proprietary owned iPhone App, Android App, Web App, and Check in App.

The Company currently maintains its corporate office in Tampa, Florida.

Note B – Summary of Significant Accounting Policies

1.	Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

2.	Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses. Actual results could vary from the estimates that were used.

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note B – Summary of Significant Accounting Policies – Continued

3.	Fair Value Measurement

The financial statements are prepared in accordance with US GAAP standards for all financial assets and liabilities and for nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements or on a recurring basis (at least annually). The standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on a measurement date. The standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

4.	Fair Value of Financial Instruments

At June 30, 2016, the following methods, assumptions, and accounting principles are used to estimate the fair value of each of the following classes of financial instruments for which it was practical to estimate that value:

Cash - The carrying amount reported in the balance sheets approximates fair value because of the short maturity of those instruments.

Accounts Payable – The carrying amount reported in the balance sheets approximated fair value because of the short maturity of those instruments.

Long-Term Note Payable and Accrued Interest – The carrying value reported in the balance sheets approximates fair value due to market interest rates associated with the payable.

5.	Cash Accounts

For purposes of the statement of cash flows, cash includes cash held in bank accounts with maturities of three months or less. The financial instruments that potentially subject the Company to credit risk are the cash balances, that at times during the years ended June 30, 2016, may have exceeded the federally insured limit. However, the Company has not experienced and does not expect to incur any losses in such accounts.

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note B – Summary of Significant Accounting Policies – Continued

6.	Property and Equipment

Property and equipment are recorded at cost when acquired and are held for use. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. Improvements are capitalized and maintenance and repairs are charged to operations when incurred. Software developed is being capitalized during the developmental stages. Interest accrued on loans acquired to develop the software is also being capitalized under US GAAP requirements. See Note E. The lives used in computing depreciation are as follows:

Years

Computer Equipment	5
Software Acquired	3
Software Developed	15

Expenditures for maintenance, repairs, minor renewals, and betterments which do not improve or extend the useful life of the respective asset are expensed. All other expenditures for renewals and betterments are capitalized. The assets and related depreciation accounts are adjusted for property retirements and disposals with the resulting gain or loss included in income. Fully depreciated assets remain in the accounts until retired from service.

7.	Intangible Assets

In accordance with accounting standards, if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite. Intangible assets are being amortized over the life of the related asset, on a straight-line basis.

8.	Revenue Recognition

Revenue of the Company consists of advertising and ticketing percentages. The Company recognizes revenue when earned. The Company is still in the developmental stages and therefore have minimal revenues for the years ended June 30, 2016.

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note B – Summary of Significant Accounting Policies – Continued

9.	Advertising

The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing expense was $51,123 for the six months ended June 30, 2016.

10.	Income Tax Status

The Company has elected to be taxed as a partnership under the regulations of the Internal Revenue Code. As such, the members are taxed individually on the Company's taxable income or loss. Therefore, no provision for income taxes is presented in these financial statements.

11.	Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a “more likely than not” threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a “cumulative probability assessment” that aggregates the estimated tax liability for all uncertain tax positions. The Company has identified its tax status as a pass-through entity as its only significant tax position; however, The Company has determined that such tax position does not result in an uncertainty requiring recognition.

The Company is not currently under examination by any taxing jurisdiction. The Company’s federal returns are generally open for examination for three years following the date filed.

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note B – Summary of Significant Accounting Policies – Continued

12.	Recent Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note C – Property and Equipment

A summary of the major classifications of property and equipment at June 30, 2016 consist of the following:

Computer Equipment	$66,485
Software Acquired	105,566
Software Developed	6,535,134
6,707,185
Less Accumulated Depreciation	(1,968,769)

$4,738,416

Note D – Intangible Assets

A summary of the major classifications of intangible assets at June 30, 2016 consist of the following:

Trademarks & Web Domains	$17,913

Less Accumulated Amortization	(5,525)

$11,791

Aggregate amortization expense is estimated as follows:

Year Ending
December 31,	Amount
2016	$1,194
2017	1,194
2018	1,194
2019	1,194
2020	1,194
Thereafter	6,418

$11,791

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note E – Long-Term Note Payable

At June 30, 2016, a note payable consisted of the following outstanding loan agreement from January 31, 2013, with its primary member, Marquesas Capital Partners, LLC also controlled by the Company’s Managers in the amount $2,500,000 accruing interest at a rate of 12%, with an original maturity date of January 31, 2015. The Loan was modified by a Modification Agreement and extended the maturity date to June 30, 2017. No principal payments are required until maturity. The loan is secured by a blanket lien on all of the Company’s assets. The Loan, from its inception, has been at various times extended, had its terms modified and/or has been increased or decreased responsive to the needs for additional operating capital by the Company or the ability of the Company to retire, in part, some of the extensions of credit lent thereto. The Company plans to retire the note with proceeds from the Reg A+ capital raise. The balance outstanding on June 30, 2016 is:

Long- Term Note Payable	$3,409,729
Accrued Interest	1,367,741

$4,777,470

Note F – Members’ Equity

The Company’s equity interest is composed of three series of membership units. Series A (voting), Series B (restricted non-voting) and Series C (non-voting).

On March 31, 2016, the Company granted to financial investors (as represented by Series B units attendant to an Investor PPM) a 3:1 split. It includes all Series B Financial Investors until the Regulation A+ Offering is active and as of the date these financials were issued equaled approximately 1,488,000 units and are reflected in the total outstanding below.

In furtherance of the planned Regulation A+ Offering with a maximum capital raise of $30,000,000, on April 25, 2016 the Company amended its operating agreement to add 3,000,000 Series C membership units.

The authorized and outstanding amounts of respective membership units are as follows:

	Authorized	Outstanding

Series A Voting*	2,000,000	2,000,000
Series B** Restricted Non-Voting	4,000,000	3,420,368
Series C*** Non-Voting	3,000,000	-0-

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note F – Members’ Equity - Continued

*The Series A membership units have voting rights and also have a 10:1 conversion provision into Series C units as outlined in the Company’s Amended and Restated Operating Agreement. Additionally, all unissued Series B and C units are also deemed to be owned by the Series A members.

**The Series B membership units are non-voting and have a transfer restriction pursuant to Article VIII of the Company’s Amended and Restated Operating Agreement. Additionally, all unissued Series B units are also deemed to be owned by the Series A member.

***The Series C membership units are non-voting but do not have a transfer restriction. They do have a 10:1 conversion provision by the Series A members as outlined in the Company’s Amended and Restated Operating Agreement. Additionally, all unissued Series C units are also deemed to be owned by the Series A members.

The Company has identified an effective bifurcated unit class within the “Series B” units. The bifurcation is as follows:

1)	Series B units attendant to a Unation PPM that investors acquired through an exchange of cash for units issued at various prices up to $12.00/unit. The total amount of units issued and outstanding pursuant to these purchases are approximately 745,680. The Series B units attendant to an Investor PPM.

2)	Series B units so identified as pursuant to a “Service Provider or Settlement Agreement” and identified as “Series B Restricted Profits-Only Interest”. The total amount of units issued and outstanding pursuant to these units are approximately 787,000.

Note G – Related Parties

A related party, through direct ownership, manages the Company’s day to day operations and is paid a fee for these services. Another related party, through ownership, provides accounting services and is paid a fee for these services.

The Company’s majority member, Marquesas Capital Partners, LLC is also controlled by the Company’s Managers.

See Note E regarding Note Payable to related party.

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note H – Commitments and Contingencies

Lease Agreement: The Company leases office space in Tampa, Florida from an unrelated party. The Agreement started on July 25, 2014 and continues for a period of twenty-four months. The Company paid rent in the amount of $28,782 as of June 30, 2016. The lease expires July 31, 2017. The Company also sub-leases office space from one of its service provers in Francisco, California on a month-to-month basis starting June 2, 2016. The next year of the lease are as follows:

Year Ending
December 31,	Amount

2016	$22,890

Litigation: From time to time, the Company may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. Except as set forth below, the Company is not currently aware of any such legal proceedings or claims that the Company believes will have a material adverse effect on the business, financial condition or operating results. Included in the Company’s financial statements is an accrued reserve management has estimated:

Accrued Litigation Reserve	100,000

Note I – Risks and Uncertainties

In the normal course of business, the Company encounters economic risk, mainly comprised of credit and market risk. Credit risk is the risk of default on the Company’s accounts receivable balances from the customers’ inability or unwillingness to make contractually required payments. Market risk reflects the risk that conditions in which the Company sells its products could change such that a significant effect on the Company’s operations could occur.

UNATION, LLC

Notes to Financial Statements

June 30, 2016

Note J – Going Concern

The Company’s financial statements are prepared using generally accepted accounting principles in the United States, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. Because the Company has limited history and relatively few sales, no certainty of continuation can be stated. The accompanying financial statements for the years ended June 30, have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has suffered losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management is taking steps to raise additional funds to address its operating and financial cash requirements to continue operations. The Company’s ability to continue as a going concern is dependent upon raising additional funds through equity financing and generating revenue. There are no assurances the Company will receive the necessary funding or generate revenue necessary to fund operations. The financial statements contain no adjustments for the outcome of this uncertainty.

Note K – Subsequent Events

Management has evaluated subsequent events through August 4, 2016, the date on which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

INDEX TO EXHIBITS

2.1.	Amended and Restated Operating Agreement of UNATION, LLC (1)

2.2	Amendment dated December 31, 2016 to the Amended and Restated Operating Agreement (2)

4.	Form of Subscription Agreement (3)

6.1	Loan Agreement with Marquesas Capital Partners, LLC (4)

(1) Filed as an exhibit to the Form 1-A, incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1549679/000164460016000139/opr_agremnt.htm

(2) Filed as an exhibit to the Form 1-A, incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1549679/000114420417031655/v468679_ex2-2.htm.

(3) Filed as an exhibit to the Form 1-A, incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1549679/000164460016000139/exhibit4.htm.

(4) Filed as an exhibit to the Form 1-A, incorporated by reference and available here, https://www.sec.gov/Archives/edgar/data/1549679/000164460016000139/exhibit6-1.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNATION, LLC

By	/s/ John Bartoletta
John Bartoletta, Chief Executive Officer and Managing Member

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Bartoletta
John Bartoletta, Chief Executive Officer and Managing Member
Date: September 15, 2017

/s/ George Beardsley
George Beardsley, Chief Strategy Officer
Date: September 15, 2017

/s/ Dennis Thomas
Dennis Thomas, Chief Financial Officer and Managing Member
Date: September 15, 2017

/s/ Jody Clermont
Jody Clermont, Chief Operating Officer
Date: September 15, 2017